
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933


Name of issuer: The Shift, LLC

Legal status of issuer:
      Form: Limited Liability Company
      Jurisdiction of Incorporation/Organization: California
      Date of organization: October 18, 2018

Physical address of issuer: 3101 N. Filbert Ave., Fresno, CA 93727

Website of issuer: invest.angelfunding.com/theshift

Name of intermediary through which the offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

      4% of the successful amount raised in cash, 4% of the successful amount raised in the equity of the offering, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

      The intermediary previously assisted the company in a Regulation Crowdfunding offerings and received 4% of the Preferred Equity sold in the past offerings. The intermediary still holds those interests.

Type of security offered: Preferred Equity

Target number of securities to be offered: 166,667

Price (or method for determining price): $3.00

Target offering amount: $500,000
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $3,985,011
Deadline to reach the target offering amount: October 19, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$469,395	$160,020
Cash & Cash Equivalents:	$292,000	$135,554
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$800.00	$800.00
Net Income:	-$266,298	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: The Shift, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that it's business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☒ No ☐

During the previous year, the Form C-AR was delayed but was inevitably filed in October, before running an additional offering round in Regulation Crowdfunding. We believe that any defect of that delay was cured in the filing of the subsequent Form C. This years Form C-AR was also delayed due to reconciling the financial statements and was the most up-to-date and accurate representation of our company at the time of filing.With this Form C Offering Document we have included our Audited Financial Statements for 2020 and 2021.This Offering Document along with our Audited Financial Statements represent the most up-to-date representation of our company.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Brock Heasley	(See Below for Employment Information)		

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Brock Heasley	CEO	10/18/2018-Present	Writing, Producing, Directing the feature film, "The Shift"

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

Employer: Stellar Lense Productions
Employer's Principal Business: Film and Video Production
Title: Writer/Producer
Dates of Service: January 2019-January 2022
Responsibilities: Writing, Directing, Producing, Designing, Editing on commercial, non-profit, and creative works, including the creation of a TV show currently in development with Oops Doughnuts Productions.

Employer: Tremendum Pictures
Employer's Principal Business: Film Production
Title: Writer/Producer
Dates of Service: January 2015 – October 2017
Responsibilities: Writing, Directing, Producing, Editing, and Designing on creative works, primarily in film, including the feature films The Gallows and The Gallows: Act II

Employer: Self-Employed
Employer's Principal Business: Freelance Video and Film Production
Title: Freelancer
Dates of Service: August 2014-Present
Responsibilities: Writing, Producing, Directing, Editing, Designing, Illustrating on various projects, including two short films (The Shift and The Two Hundred Fifth), a comic book (The Superfogeys), and a novel (Paper Bag Mask).

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held Prior to Offering	% of Voting Power
Brock Heasley	1,090,000 Common Units	50%
Erin Heasley	1,090,000 Common Units	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

THE SHIFT is unabashedly a science fiction film. It is also unabashedly a faith-based film. A *theo fiction*. It's something new. Most of all, it is a modern day, sci-fi re-telling of the story of Job.

Job's story is a familiar one to any person of faith, but it's one we rarely see on screen or in fiction. Typically, modern faith based stories are about a person coming to faith from a place of unbelief. What's striking about Job's story is that he is a person who already has faith and is then seemingly abandoned by God and severely tested. Job's test isn't to change his ways and arrive at a place of faith, it is simply to endure. It's to make the choice, every day, to still believe despite all hardship and evidence to the contrary.

THE SHIFT is a film about choice, in this case the choices made by Kevin Garner, a man whose marriage is struggling and whose employment is in jeopardy. In this moment of crisis, he is approached by the devil, Satan himself, and offered fame, wealth, and happiness in exchange for doing the devil's bidding. Kevin ultimately refuses, but then must live with the consequences of that decision: now, he's on the devil's radar in a whole new way.

All of us, every day, either give into temptation or choose what is right instead. The world is set against us and circumstances fluctuate, but the same choice is always before us: faith in the long haul or self-interest in the short term. In the end, Job proved worthy of God's faith in him. The question is: can Kevin do the same?

This is Kevin's story and the story of THE SHIFT: a Christ-centered story that doesn't preach but simply shows a good, albeit flawed man endure his extraordinary trial of faith as the devil rages against him. THE SHIFT is not just for the faith based crowd. Though the faith connections will be there, as a science fiction film and a human story of love and trial, it will be accessible to a number of audiences. The goal is no less than a true crossover film with a Hollywood quality production that can reach both believing and non-believing audiences alike.

This is not a film designed to preach. As in the short film (which is available to view on the offering page), characters, ideas, and events will be presented without special commentary, allowing the viewer to have their own experience and decide for themselves what the film is about. Those who do not have faith have already connected with THE SHIFT short film on a completely different level. Some see it as a fable about the importance of communication, others as a humanist parable about the difficulty of existence. Still others just enjoy it for the sci-fi-ness of it all, taking pleasure in the mystery and the speculative nature of its mythology.

Over the last several years, faith-based films have been firmly established as a large and thriving niche market, often breaking into the box office top ten on their week of release. To cite recent examples, *Breakthrough* (starring Chrissy Metz and Topher Grace*)* brought in worldwide ticket sales of over $50,000,000 and *I Can Only Imagine* (starring Dennis Quaid) opened with over $17 million receipts in its first week of release, eventually reaching a total of over $83,000,000. Before that, *Heaven is For Real* (starring Jennifer Garner) scored a domestic total of over $90,000,000 in receipts in 2014. Faith based films are in a growth period, but they can only keep growing if they continue to offer audiences something new.

Our plan is for a theatrical release for THE SHIFT. To that end, we have partnered with Angel Studios, the distributors of The Chosen, to seek the best theatrical placement for THE SHIFT. In agreement with Angel Studios, we have also not ruled out reaching out to known, successful faith-based film distributors like Pinnacle Peak Pictures and Mission Pictures International, along with major distributors that are friendly to faith-based films, like Lionsgate and Roadside Attractions. We have also already enlisted the services of industry professionals with decades of experience between them to guide us through the traditional distribution avenues, including Executive Producer Franco Sama, Producer Ken Carpenter, and a Sales Consultant. While there is no guarantee of success, we believe there are many different avenues for exhibition that are open to us, both foreign and domestic.

As part of our distribution plan, we will also be utilizing Angel Studios's aggregator and relationships with other studios and retail outlets to achieve placement in streaming, VOD, and physical sales, as well as merchandising opportunities. Our intent is to not only utilize traditional channels and methods, but also to explore new opportunities with a disruptor in the movie and television space like Angel Studios.

On the creative end, we have already begun to assemble a team that will ensure THE SHIFT is a high quality production. Dallas Jenkins, the creator of THE CHOSEN, has signed on as an Executive Producer, as have his composers on THE CHOSEN, Matthew S. Nelson and Dan Haseltine. Additionally, we have Co-Producer Justen Overlander and Casting Director Beverly Holloway, also of The Chosen, Producer Justin Tolley, formerly of LOST and The Chosen, and Producer Ken Carpenter, a longtime veteran of the film industry with extensive credits.

Casting has already begun, with Elizabeth Tabish (Mary Magdalene on The Chosen) set to play Molly Garner. At the time of this filing, other actors are attached and more are in negotiations. We'll be making more cast announcements over the coming weeks and months.

We conducted three previous crowdfunding campaigns. The first concluded September 30, 2020, the second on April 29, 2021, and the third November 23rd, 2021. These previous efforts successfully raised over $1.7M combined. Because of the attention we have already attracted to this project through crowdfunding, we have been contacted by both private investors and other distributors. To help us interface with investors and distributors, we signed on the aforementioned team of industry professionals. In doing so, the script for the feature film got passed around and it was determined that it is of such quality and potential that it makes sense to pursue name actors to increase the film's potential in the marketplace (where a film's fortunes rise and fall on the recognizability of its actors). Bringing on actors of that caliber requires a larger budget, and that increase brings us to the attention of various actor and crew unions. In order to operate at the level we believe will be of the right quality and bring the greatest monetary return, we are now seeking a total $6 million operating budget, though this is only an estimate and subject to change based on factors such as location, actors involved, behind the scenes recording needs, etc.

This offering is limited in its fund raise to approximately $3,985,011. We know that every dollar gained puts us in a much stronger position to attract private investment to make up the difference, whatever that may be. For example, were we to raise $3 million through this new fundraising, we would then need to raise another $2 million to successfully fund the film, making the film a much more feasible and likely investment for equity investors. Additionally, with every crowdfund, we have also seen a substantial increase in fans who believe in and look forward to the film. It is highly probable this will translate into a bigger potential audience for the feature film.

We have set our minimum fundraising goal at $500,000 to further our efforts to fund and make the film. However, we are already casting and in pre-production on this film as the interest from both the public and privately is so strong that we are confidently heading for a January 2023 production start date.

In addition, we will be seeking tax credits and trying to determine the best location to shoot the film to maximize talents and funds. We have set our sights on the Atlanta, GA area and are making preparations now to shoot there with a production start date in January 2023. We currently have a loan agreement with Angel Studios, our marketing and advertising partner, and that is currently around $130,000, but fluctuates on a daily basis.

As stated above, at the time of this offering, the plan is to begin production in January 2023. Films are typically released 12-18 months after the start of production, but it should be noted that these are estimates only and actual shoot and release dates may vary depending on a variety of factors, including actor availability and market conditions. That said, we have every reason to be optimistic and our current goal is to release a bit sooner in October 2023, though of course that is subject to change. THE SHIFT is a chance to put something good into the world. It's a chance to share a thought-provoking and challenging story of faith and struggle that can inspire and be appreciated by anyone.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to the Company and our Business

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable movie in line with the budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue generated will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing and distributing the movie. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the movie.

The production of the movie will require many other highly-skilled creative and production personnel. Although the Company expects to find high quality candidates to fill these positions, and have already begun that process, there can be no assurance of their cooperation and participation through completion of the movie. Replacing key talent could delay production or reduce the quality of the movie, which would impair the Company's revenue. Also, many of these positions will require the Company to hire members of unions or guilds. As a result, the Company's ability to terminate unsatisfactory or non-performing works could be adversely affected by existing union or guild contracts and regulations. This could delay production of the movie and significantly increase costs.

The Company has a limited operating history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing the movie. Accordingly, the Company has limited operating history on which prospective investors may evaluate the Company's business and prospects. The Company has to date no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of the movie along with seeking additional funding. If and when production of the film commences, no assurance can be given that the movie will receive market acceptance when produced.

The company is new and faces all of the risks of a start-up company.

The Company will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single film and the Company is unable to diversify its investment to reduce its risk of failure.

The Company intends to only produce the film. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the movie. Because the Company will have only one asset, the movie, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the movie is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the movie. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the film industry business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of such product primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing products released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the movie will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the movie. Accordingly, there is a substantial risk that the movie will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the movie or realize revenues or profits from the sale of the movie.

The movie may not succeed if it receives unfavorable reviews.

The financial success of a film, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the movie. To the extent that the movie receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

The Company's actual operating results may differ from its initial estimates.

The Company's operating results depend on production costs, public tastes and promotion success. The Company expects to generate its future revenues from the distribution and exploitation of the movie and the rights therein. The Company's future revenues will depend on getting the movie produced and into distribution, upon the timing and the level of market acceptance of the film, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the distribution of the movie depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the movie will also depend upon terms and conditions of its distribution, promotion and marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the movie will not remain consistent over time. Even if the Company is successful in creating, distributing and marketing the movie, revenues generated upon initial release will likely decrease over time as subsequent distribution methods are attempted. Further, once production, distribution and marketing of the movie is complete, revenues from the film are likely to decrease over time.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threat of or preparatio for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to produce and distribute our film. Implementing health and safety measures during production of the movie could add significant costs to our estimated production budgets and delay the release of the same. There may be other effects stemming from Force Majeure Events that are deleterious to our Company which we have not yet considered. While we have maintained a Covid 19 contingency fund (see planned use of proceeds) we cannot guarantee that our estimates and planning will properly anticipate all events.

The Company intends to distribute the film on Angel Studios, Inc.

The Company has a license agreement to distribute the film through Angel Studios' streaming platform, along with the traditional theater route. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The movie's production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the movie and cause delays, all of which may increase the cost of production of the film and decrease the likelihood of being able to complete the movie, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

Substantial delays between the completion of this Offering and the production of the movie may cause the Company's expenses to be increased and it may take the Company longer to generate revenues.

While the Company anticipates to begin production soon, it cannot be certain when it will begin production of the movie. Any actor playing a leading role, and other members of our production team will need to complete, delay or abandon other potential obligations before production of the movie will begin. While the Company intends on beginning production of the movie as soon as practical after sufficient proceeds are raised, the Company has no way of predicting exactly when it will raise sufficient capital from the Offering to begin production of the film. Further, additional funds required to complete the production of the film may be contingent on a successful round of funding in this offering, which would further offset the time to start production of the film. Therefore, the Company has no way to predict the availability of its principal cast and creative staff. In addition, other considerations such as the weather conditions of the location the Company chooses to utilize when production begins mean the timing of the commencement of the principal photography phase is difficult to predict.

Budget overruns may adversely affect the Company's business.

Actual production costs for the movie may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of the movie. If any of the movie incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the company. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Company's business, results of operations or financial results.

The Company's success depends on protecting its intellectual property.

The Company's success will depend, in part, on its ability to protect its proprietary rights in the movie. The Company will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the movie. However, there can be no assurance that such measures will protect the Company's proprietary information, or that its competitors will not develop screenplays for feature films otherwise similar to the Company's, or that the Company will be able to prevent competitors from developing a similar movie for production. The Company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the movie. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its respective intellectual property rights in the movie, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse-effect on the Company's business, prospects, financial condition, and results of operations.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate with potential investors to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Some communications made during the testing the water campaign have been adjusted in this Form C to more accurately reflect our business plan and potential. Any investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the filing of the Form C. The communications sent to investors prior to the Offering are attached hereto.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

Risks Related to the Securities and the Offering

Investors will own non-voting Preferred Units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting Preferred Units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

Voting control is in the hands of a single entity, Shining Isle Productions. Subject to any fiduciary duties owed to owners or investors under Tennessee law, Shining Isle Productions may be able to exercise significant influence on matters requiring owner approval, including the election of managers, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. The concentration of ownership could delay or prevent a change of control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Shining Isle Productions could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The offering price of the Units may be arbitrarily determined.

Since no public market exists for the Preferred Units, the offering price for the Preferred Units was not determined on an arm's length basis and does not necessarily represent the fair market value of the Preferred Units. In determining the terms of the Offering, the Company gave consideration to the risks associated with its business plan, its assumptions regarding its future financial performance and other considerations it deemed relevant. However, the offering price of the Preferred Units may not bear any direct relationship to the foregoing considerations or any other generally accepted criteria of value and many of such criteria cannot be used in evaluating the offering price because the Company has no operating or financial history.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment.

There is no public market for the Preferred Units and such are subject to certain restrictions on transfer.

Investors should regard the Preferred Units as an illiquid investment. No public market for the Preferred Units exists or is likely to develop in the near future. Any resale of the Preferred Units may require the transferor to register the transferred Preferred Units under applicable state securities laws, or find an exemption therefrom.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Because there is no operating history of this production company, there is no knowledge if the production will be able to be successfully completed within the stated budget.
(2) It is possible that Covid 19 or any other number of unexpected situations may arise that prevent the completion of the production of the movie based on state or federal laws or the realities of the situation. (3) Because investors will hold non-voting securities of the issuer, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.
(4) Even if we are able to distribute the movie, it could receive unfavorable reviews and never gain enough traction in the marketplace to become profitable.
(5) As a faith-based, niche film, the potential market is smaller than your average blockbuster (6) We desire to obtain a theatrical release, among its other methods of distributions, but we cannot guarantee that we can get this for The Shift
(7) The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc. (8) Audience tastes change and evolve, thus even if The Shift starts out with good publicity, there is no guarantee that viewership would remain high enough to create a profit for the investors (9) Competition for The Shift at the time of release cannot be known, nor its effects on the outcome of viewership to The Shift at the time of release
THE OFFERING

9. What is the purpose of this offering?

   To fund the creation of *The Shift,* a feature film about a frustrated man struggling with his marriage and in his job who is offered a job by the devil and then must live with the consequence of his choice.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold	If Maximum Amount Sold
Portal Intermediary Fees	$20,000.00	$159,400.44
Escrow Agent Fees	$2,000.00	$15,000.00
Cost to seek private funding	$15,000.00	$10,000.00
Hold Until $1-$2 Million are raised, then start approaching actors	$0.00	NA
Above the Line (Producers, Director, Cast, Travel & Living Expenses)	$223,000.00	$1,500,000
Below the Line (Production Staff, Extras & Standins, Set Design/Dec, Property, Wardrobe, Makeup & Hair, Special Effects, Camera, Production Sound, Transportation, Locations, Travel & Living Expenses, etc.)	$223,000.00	$1,700,000
Post-Production (Visual Effects, Editorial, Post Sound, Music, Deliverables, etc.)	$0.00	$170,000
Administrative Expenses	$0.00	$100,000
Insurance and Med. Exams	$0.00	$80,000
Publicity/Social Media	$0.00	$10,000
Contingency	$0.00	$80,000
Bond Fee	$0.00	$80,000
Covid Contingency	$17,000.00	$80,610.56
Totals	$500,000	$3,985,011

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Please see files attached.
Youtube livestreams:
      https://youtu.be/mEjNQumMIdU
      https://youtu.be/Wy63RDza9vc
      https://youtu.be/eVc6d-4Qf4U
      https://youtu.be/ru1GpeyEJvU
      https://youtu.be/XITTuY2hyh0
      https://youtu.be/qILCmVClqVc
      https://youtu.be/7RiBq3BDNGI
Facebook/Meta livestreams:
      https://fb.watch/fnZHuYfZ-o/
      https://fb.watch/fnZK0CD6T4/
      https://fb.watch/fnZM9UPpA7/
      https://fb.watch/fnZNYy9xDG/
      https://fb.watch/fnZPPcfouo/
      https://fb.watch/fnZS6AU8Bd/
      https://fb.watch/fnZU3Z0FxO/
Test footage that was shared:
      https://youtu.be/ydhRr_dZ_q4
Link to new trailer:
      https://youtu.be/imYglx1MzmY
Link to the video "The Shift - Why We're Making It"
      https://fb.watch/fnZWJlEqPN/

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of securities purchased. The units will not be certificated and you may access your investments in your VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and

the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment commitment with the above restrictions directly in your VAS Portal, LLC account by clicking on the cancel commitment button.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

The securities being sold are Class A Preferred Units of The Shift, LLC and carry with it a preferred return of the full 120% of the investor's investment before the common unit holders receive any profit payment.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Operating Agreement and on the rules for Regulation Crowdfunding, the investors holding Preferred Units have limitations on their ability to transfer their interest.

16. How may the terms of the securities being offered be modified?

Amendments to the Operating Agreement can be made by a majority of the Membership Interest in the Company and so the Preferred Units are protected from negative changes by the Manager's fiduciary duties to represent all of the members of the Company.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The securities being offered are also subject to approval and rights of first refusal to the Company and other members.

NOTE: The term "accredited investor" means any person who comes within any of

the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	unlimited	2,180,000	Yes	
Preferred Units	unlimited	709,988	No	Preferred return of 120% before distributions to Common Unit holders

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Could be diluted by future offerings.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation is based on an industry practice of granting to all investors a total of roughly 50% of the company in exchange for whatever the budget will be. If the entire budget is raised in the form of equity, the ownership of the company will be roughly 50% to the creators and 50% to the investors, thus following the industry practice.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest.

23. What are the risks to purchasers associated with corporate actions including:
   • additional issuances of securities,
      If additional issuances are made, the investors in this offering may become diluted
   • issuer repurchases of securities,
      The Company does not have a right to repurchase the securities unless the investor is attempting to transfer them
   • a sale of the issuer or of assets of the issuer; or
      The risk here is if the issuer does not want to sell but the Common Members choose to sell. The investors in this offering have the preferred return so if this happens they would get paid out first before Common Unit holder get paid out.
   • transactions with related parties?
      Although the Manager of the Company may enter into related party contracts, his fiduciary duties to all members are what protect the investors in this offering from abuse.

24. Describe the material terms of any indebtedness of the issuer:

   We currently have an open loan agreement with Angel Studios, our marketing and advertising partner, and that is currently around $170,000, but fluctuates on a daily basis.

25. What other exempt offerings has the issuer conducted within the past three years?

   Completed a Regulation CF in October of 2020, which raised $152,848
   Completed a Regulation CF in April of 2021, which raised $574,764
   Completed a Regulation CF in November of 2021, which raised $1,014,987

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer;
      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has a limited operating history. Up to this point, we have finished three previous Reg CF offerings and have about $1M on hand with an ongoing debt via loan from Angel Studios for some online advertising. What money we have spent has been going into one of two buckets: film development and marketing for crowdfunding. This has included everything from early UI renderings, costume design, location scouts, business meetings, legal, accounting, contracting early players like producers and a casting director, and more on the film development side. For the marketing, this has included ad buys, ad writing, ad filming, livestreams, etc.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Audited 2020 and 2021 Financial Statements. We filed a Form C-AR on September 9, 2022, which contained financial statements that were based on a cash-basis accounting method. During the financial Audit that was conducted subsequent to the filing of the Form C-AR –which is the basis for the financial information contained herein this current offering– the independent accounting firm utilized the accrual-basis accounting method (see pg. 6 sect. 1 "basis of accounting"),which explains any discrepancies between the two documents. Any investor making a decision to invest in this offering should only rely on the information contained herein and should only rely on the audited financial statements made available through this document (see attachments), as the most accurate and up-to-date information of the company.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

        i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
        ii. involving the making of any false filing with the Commission?
        ☐ Yes ☒ No
        iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
        ☐ Yes ☒ No

    (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        i. in connection with the purchase or sale of any security? ☐ Yes ☒ No;

ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> i. at the time of the filing of this offering statement bars the person from:
> > (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
> > (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
> > (C) engaging in savings association or credit union activities? ☐ Yes ☒ No
> ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
> i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
> ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
> iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
> i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No
> ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

> (1) any other material information presented to investors; and
> (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Writer/Director Brock Heasley's experience with losing his job at the same time as his wife makes him uniquely qualified to tell the story of a man who finds himself at his lowest point with only his past experiences with God to rely on for faith when all other evidence has abandoned him. Additionally, Brock is an accomplished storyteller in various mediums, including books, comics, and, most crucially, film. He also currently has a TV show in active development with Oops Doughnuts Productions, giving him a well-rounded education not only in storytelling, but also in the business of making content an audience wants to see.

There is a short film video on the portal's page for this offering. The short film is the concept video for the project contemplated by this offering. If the offering successfully closes with over $250,000 in funds (after accounting for the offering expenses and including any private offering funds raised outside of this Regulation CF offering), the Company intends to raise the rest of the funds through private investment and then produce a full-length film based on the short film.

There is a pitch video on the portal's page for this offering. The pitch video was crafted in partnership with the Harmon Bros. marketing agency and Angel Studios, and directed and edited by Brock Heasley. In it, a spokesperson describes the attractiveness of the proposed THE SHIFT feature film to potential audiences and how it will be different from other faith films and also from typical Hollywood products.

There is a Dallas Jenkins Endorsement video on the portal's page for this offering. The video features Dallas Jenkins, the creator of The Chosen, talking about why he has signed on board to Executive Produce The Shift and his belief in Brock Heasley's abilities as a storyteller.

There is a video called "The Shift Animatic" on the portal's page. Featuring an animated concept for a portion of the feature film to give those interested in investing in the film a better idea of what it could be like. We have also completed a live-action test footage film. There have been cast selections that will be revealed over the coming months.

There are livestreams and a placeholder for additional live-stream videos in which Brock Heasley will discuss the short film and the similar concepts for his reasoning in creating it, the message it is intended to portray, the production process, etc. Any questions asked during the livestream will use the portal's built-in Q&A forum for the offering to allow investors to ask questions and get answers for the offeror that are offering specific. Once filmed, these livestreams are recorded and stay on the portal's page for this offering.

Additional videos and messaging may become available as the campaign progresses.

There are live-streams and a placeholder for additional live-stream videos in which Brock Heasley will discuss the short film and the similar concepts for his reasoning in creating it, the message it is intended to portray, the production process, etc. Any questions asked during the live-stream will use the portal's built-in Q&A forum for the offering to allow investors to ask questions and get answers for the offeror that are offering specific. Once filmed, these live streams are recorded and stay on the portal's page for this offering.

The Shift offering will include investor perks that are not directly related to the interest but a bonus for participating in the round. The level of investment required and the bonus provided for such amount is included here:

Perks

Invest $100 or more

Added to the Backer List

Your name added to the backer list for The Shift website and you have our sincere

thanks!

Invest $300 or more

Your Name in the Credits

Your name is listed in the credits of the film as an investor (plus all previous perks).

Invest $600 or more

Exclusive newsletter from the creators.

Receive an exclusive newsletter from the creator with special announcements and perks. (plus all previous perks)

Invest $1,000 or more

Director's Cut of the Trailer

Exclusive digital access to the Director's Cut of the film's trailer prior to film's release (plus all previous perks).

Invest $1500 or more

Early access to the film

Early access to the film before it actually launches. (plus all previous perks).

Invest $3,000 or more

Behind-the-Scenes Photo Album

Exclusive digital access to a behind-the-scenes photo album at the conclusion of filming (plus all previous perks).

Invest $5,000 or more

Option to be an Extra in The Shift

You can be on screen in the background of the movie as an extra in the film! We'll update you with filming times, locations, and availability as soon as details are finalized. Remember, you have the full responsibility of travel and lodging to get to the film location. (Plus all previous perks).

Invest $10,000 or more

Signed Copy of the Shooting Script
After the release of the film, you will receive a copy of the shooting script for The Shift signed by Writer/Director Brock Heasley (plus all previous perks).

Invest $25,000 or more

Exclusive 1-Day Full Access to the Live Set of The Shift

Spend a day seeing movie magic happen on a real set as The Shift is filmed right in front of you. We'll give times and locations for the possible dates when the details become available. Remember, you have the full responsibility of travel and lodging to get to the film location. (Plus all previous perks).

Invest $50,000 or more

Lunch on Set with Writer/Director Brock Heasley

Come to the set and sit down with the Writer/Director himself, Brock Heasley, for a good meal and better conversation. We'll give times and locations for the possible dates when the details are available. Remember, you have the full responsibility of travel and lodging to get to the film location. (Plus all previous perks).

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the SEC's Edgar website or the issuer's website at:

invest.angel.com/theshift

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.